100 Wall Street, 21st Floor New York, NY 10005 Tel. 212-509-5050 Fax 212-509-9559 Travis L. Gering Direct Line: 212-509-4723 E-mail: travis.gering@wg-law.com

Via Edgar Private Correspondence Filing

March 4, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:	Mr. Dale Welcome
Ms. Anne McConnell
Ms. Jessica Kane
Ms. Jennifer Hardy

Re:	Tiger Renewable Energy Ltd.
File No. 333-146997
Amendment No. 2 to Registration Statement on Form S-1/A

Ladies and Gentlemen:

On October 29, 2007 and on January 29, 2008, our client Tiger Renewable Energy Ltd. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SB-2 (the “Registration Statement”) and a Commission Amendment No. 1, respectively. The Company today filed with the Commission Amendment No. 2 on Form S-1/A (referred to herein as the “Amendment”) in response to the Commission's comments, dated February 12, 2008, with reference to the Registration Statement. The Company has also filed a letter detailing each of the respective changes in the Amendment responsive to the comments of the Commission (the “Response Letter”).

For your convenience we shall deliver four paper courtesy copies to the Commission of the Amendment marked to show changes against the original filing together with a copy of the Response Letter.

Please do not hesitate to contact the undersigned if you have any questions or comments in respect of the Amendment. Thank you very much.

Very truly yours,

/s/ Travis L. Gering
Travis L. Gering

cc: Mr. James Pak Chiu Leung, President and CEO, Tiger Renewable Energy Ltd.

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